EXHIBIT 99.1

Titan Medical Suspends Special Meeting of Shareholders in Conjunction with Initiation of Strategic Review Process

TORONTO, Dec. 07, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on single access robotic-assisted surgery (RAS), today announced that in view of the commencement of the strategic review process announced on November 30, 2022, the special meeting of its shareholders scheduled for January 12, 2023 will be suspended and, if appropriate and necessary, rescheduled to a future date. If rescheduled to a future date, the business of the meeting may include, to the extent required by corporate or securities law and as determined by the Board of Directors of the company, the approval of a potential transaction should one result from the strategic review process announced on November 30, 2022 or, if appropriate, the approval of a consolidation of the company’s common shares. No future meeting dates have been scheduled and no decision on any specific business item for any future meeting of shareholders has been made at this time.

Cary G. Vance, Titan’s President and CEO, commented, “After consultation with our financial and legal advisors, we determined it was in the best interest of the company and its shareholders to suspend the special meeting. This action, in addition to resulting in a cost savings, allows the company to focus its attention on the strategic review process, completing tasks towards an IDE filing with the FDA and fulfilling certain other contractual development and supply obligations."

With the suspension of the special meeting of shareholders previously scheduled for January 12, 2023, the company will not at this time be relying on a share consolidation to regain compliance with the Nasdaq Rule 5550(a)(2). As previously disclosed, Nasdaq granted the company an extension to regain compliance with Nasdaq Rule 5550(a)(2), which requires an issuer to maintain a minimum bid price of at least US$1.00 for a minimum of 10 consecutive business days (and generally not more than 20 consecutive business days, in Nasdaq’s discretion). While the company continues to undertake initiatives directed at increasing shareholder value, should the company not be able to evidence compliance prior to December 26, 2022, the company expects Nasdaq to notify Titan that its shares are subject to delisting. At such time, the company may appeal the delisting and it is expected that the company’s shares would continue to be listed and available to trade on Nasdaq at least pending the completion of the appeal process. There can be no assurance that the appeal process would result in any satisfactory outcome for Titan such that its common shares would remain listed on Nasdaq or as to the timing of any subsequent delisting should the appeal process be unsuccessful.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. On November 30, 2022, the company announced the commencement of a strategic review process that will consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment or other significant transaction.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: any future shareholder meeting; cost savings resulting from the suspension of the shareholder meeting; any delisting notice by Nasdaq and the company’s plans to appeal such notice should one be received, including the outcomes of any appeal; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; the Enos platform being designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain; Titan’s mission of improving outcomes for patients, hospitals and surgeons; the company’s intention to initially pursue gynecologic surgical indications with the Enos system; and the outcomes of the company’s strategic review process.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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